Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CATCHER HOLDINGS, INC.

Catcher Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The name under which the Corporation was originally incorporated was Woodland Communications Group, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is August 26, 1997.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 141 and 142 of the General Corporation Law of the State of Delaware adopted resolutions to amend the first sentence of the FOURTH paragraph of ARTICLE 3 of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“The total number of shares of all classes of stock which the corporation shall have authority to issue is Seventy Six Million (76,000,000) shares of which Seventy Five Million (75,000,000) shares shall be common stock, par value $.001 per share (the “COMMON STOCK”), and One Million (1,000,000) shares shall be preferred stock, par value $.001 per share (the “PREFERRED STOCK”).

FOURTH: This Certificate of Amendment to Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of the stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Catcher Holdings, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of August 24, 2007.

By:	/s/ Robert H. Turner
Robert H. Turner Chief Executive Officer